03 FEB 11 AM 7:21

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

SUPPL

03003776

File No. 82-4959

Date: 28 JAN 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

File No. 82-4959

MASNET No. 30 OF 28.01.2003
Announcement No. 30

ALLGREEN PROPERTIES LIMITED

APPOINTMENT OF A RELATIVE OF A DIRECTOR, CHIEF EXECUTIVE OFFICER, OR SUBSTANTIAL SHAREHOLDER OF AN ISSUER TO A MANAGERIAL POSITION IN THE ISSUER OR ANY OF ITS PRINCIPAL SUBSIDIARIES

Pursuant to Clause 704(11), Allgreen Properties Limited (the "Company") wishes to confirm that there is no person occupying a managerial position in the Company or any of its principal subsidiaries who is a relative of a Director, Chief Executive Officer or Substantial Shareholder of the Company.

Submitted by Ms Isoo Tan, Company Secretary on 28/01/2003 to the SGX